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EXHIBIT 12

CASCADE NATURAL GAS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDEND REQUIREMENTS

	Twelve Months Ended
	30-Jun-01	30-Sep-00	30-Sep-99	30-Sep-98	30-Sep-97	30-Sep-96
	(dollars in thousands)
Fixed charges, as defined:
Interest expense	$10,693	10,936	10,486	10,132	9,436	$10,101
Amortization of debt issuance expense	608	607	603	605	612	612

Total fixed charges	$11,301	11,543	11,089	10,737	10,048	$10,713

Earnings, as defined:
Net earnings	$17,348	15,374	14,053	9,544	10,627	$8,211
Add (deduct):
Income taxes	10,183	9,051	8,075	5,694	6,263	4,272
Fixed charges	11,301	11,543	11,089	10,737	10,048	10,713

Total earnings	$38,832	35,968	33,217	25,975	26,938	$23,196

Ratio of earnings to fixed charges	3.44	3.12	3.00	2.42	2.68	2.17

Fixed charges and preferred dividend requirements:
Fixed charges	$11,301	11,543	11,089	10,737	10,048	$10,713
Preferred dividend requirements	2	6	756	778	811	819

Total	$11,303	11,549	11,845	11,515	10,859	$11,532

Ratio of earnings to fixed charges and preferred dividend requirements	3.44	3.12	2.80	2.26	2.48	2.01

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  EXHIBIT 12
CASCADE NATURAL GAS CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS